FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Press Release

13 January 2004

Ondeo de Puerto Rico and the Puerto Rico government mutually terminate the island’s water and sanitation services contract

In the face of economic conditions considerably different to initial projections and in the context of SUEZ’s action plan for 2003/2004, Ondeo de Puerto Rico has reached an amicable resolution of its water and sanitation services contract with the Puerto Rico government.

Ondeo de Puerto Rico and the government of Puerto Rico, through its local water authority, PRASA[1], have mutually terminated their Operation & Maintenance contract signed in May 2002, covering the management of the island’s water and sanitation services.

Despite obtaining significant improvements in the quality of Puerto Rico’s water service, both parties were unable to agree on a way to continue the contract in its current form. For Ondeo de Puerto Rico, the unexpected conditions encountered on the island prevented it from generating the level of efficiency gains expected for this type of contract.

From the 1st April 2004 onwards2, the relevant public authorities will resume responsibility for the management of water and sanitation services on the island, assisted by Ondeo de Puerto Rico.

Eric de Muynck, Chairman of Ondeo de Puerto Rico, on behalf of his colleagues, expressed their satisfaction they had experienced in carrying out their daily activities: “This decision does not alter the positive results achieved over the past 18 months with PRASA. Nevertheless, the operating difficulties we have experienced are incompatible with the Group’s long-term economic criteria. As we do not have the means to implement the usual measures to address this issue, it is no longer possible for us to continue running this contract.”

Within the framework of SUEZ’s 2003-2004 action plan, the Group set down increased profitability criteria and reduced risk objectives. The decision to terminate the Ondeo de Puerto Rico contract underlines the Group’s determination to renegotiate or dissolve contracts if their economic balance cannot be sustained in a durable manner.

Press contacts:

Luan Greenwood : + 33 1 58 18 44 17

Antoine Lenoir : + 33 1 40 06 66 50

[1]	Puerto Rico Aqueduct & Sewer Authority
[2]	A transition period is planned from 16th January – 31s t March during which Ondeo de Puerto Rico will maintain full responsibility for the island’s service and ensure an orderly transition with the new authorities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : January 14, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary